Filed pursuant to Rule 424(b)(3)
Registration No. 333-128189
DDi Corp.
14,900,800 Shares
Common Stock

        This prospectus relates to resales of shares of common stock issued or issuable (a) upon conversion of outstanding shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock; (b) as payment for dividends on the Series B-1 Preferred Stock and Series B-2 Preferred Stock; and (c) upon redemption of the Series B-1 Preferred Stock and Series B-2 Preferred Stock previously issued by DDi Corp. to institutional investors in a private placement completed in March 2004. As used in this prospectus, the term “Series B Preferred Stock” refers to the Series B-1 Preferred Stock and the Series B-2 Preferred Stock collectively.
      The prices at which the selling stockholders may sell the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of any of the shares. We have agreed to bear the expenses of registering the shares covered by this prospectus under federal and state securities laws.
      The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling stockholders may offer the shares for sale. The selling stockholders may sell any, all or none of the shares offered by this prospectus.
      Our common stock is quoted on the Nasdaq National Market under the symbol “DDIC.” The last reported sale price of our common stock on the Nasdaq National Market on September 30, 2005 was $0.81 per share.
      You should carefully consider the risk factors beginning on page 2 of this prospectus before making any decision to invest in our common stock.
       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is October 3, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the rights.

SUMMARY
      This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 2 of this prospectus and the financial statements and notes to these statements contained or incorporated by reference in this prospectus before making an investment decision. Unless the context otherwise requires, references to “DDi,” “we,” “us,” or “Company” refer to DDi Corp. and its subsidiaries.
DDi CORP.
      We are a leading supplier of time-critical, technologically advanced printed circuit boards for a wide variety of electronic products. We specialize in engineering, fabricating and assembling complex multi-layer printed circuit boards on a quick-turn basis — with lead times as short as 24 hours. We have approximately 1,150 customers in such diverse markets as communications, networking, medical, test and industrial instrumentation, high-end computer, defense and aerospace equipment. With such a broad customer base and an average of 40 to 50 new printed circuit board designs tooled per day, we have accumulated significant process and engineering expertise. Our core strength is developing innovative, high-performance solutions for customers during the engineering, test and launch phases of their new electronic product development. Our entire organization is focused on rapidly and reliably filling complex customer orders and building long-term customer relationships. Our engineering capabilities and highly scalable manufacturing facilities in the United States and Canada enable us to respond to time-critical orders and technology challenges for our customers.
      In December 2003, we successfully emerged from a Chapter 11 bankruptcy process through which we significantly reduced our debt and restructured our business to compete more effectively in a challenging marketplace for the kinds of electronic products manufactured by our customers. Following our financial restructuring, we have continued to seek ways to cut costs, consolidate operations and react quickly to volatile market conditions. Among other actions, we discontinued our European business earlier this year, closed our Arizona facility, which has produced mass lamination cores for four North American PCB plants, and shifted this work back into other facilities, reduced headcount in some of our higher cost facilities, strengthened our management team with several strategic new hires and refocused our sales organization to re-emphasize customer service and partnership. While we have reduced our overhead and consolidated certain facilities, we have strived to maintain sufficient flexibility and capacity to respond quickly to our customers’ needs when business conditions improve and their requirements grow.
      To further strengthen our financial condition and add liquidity to our balance sheet, we raised approximately $60.0 million of gross proceeds from a rights offering, which was consummated on September 16, 2005. In addition, in connection with our rights offering, certain of our stockholders or their affiliates purchased approximately $15.0 million of our common stock that was not subscribed for in the rights offering at a price per share equal to the rights offering subscription price pursuant to a standby purchase agreement. Of the approximately $75.0 million in gross proceeds from the rights offering, including from the purchases pursuant to the standby purchase agreement, approximately $41.4 million was used to redeem two-thirds of our outstanding Series B Preferred Stock, including accrued and unpaid dividends with respect thereto; approximately $3.6 million will be used for future payments on our Series B Preferred Stock; approximately $18.7 million will be used to redeem the DDi Capital Corp. Senior Accreting Notes due 2009 in full, together with accrued interest thereon, which DDI Capital Corp. irrevocably called for redemption effective October 21, 2005; and approximately $11.6 million will be used for working capital, including the expenses of the rights offering.

      Our principal executive offices are located at 1220 Simon Circle, Anaheim, California 92806 and our main telephone number is (714) 688-7200.

RISK FACTORS
Risks associated with market conditions:

The holders of our Series B Preferred Stock might become entitled to demand that we redeem the preferred stock. If we are unable to comply with that demand, the redemption price and dividends on the preferred stock may increase.
      As of September 27, 2005, we had 428,973 shares of Series B Preferred Stock outstanding. At the option of the holders of our Series B Preferred Stock, we may be required to redeem the outstanding shares of Series B Preferred Stock on September 30, 2006. We have the option to make redemption payments in either cash or common stock (up to a maximum of 10,000,000 shares, unless the holders otherwise agree), except in the event of a default or certain other occurrences when the redemption payments must be made in cash. If the holders of our Series B Preferred Stock exercise their right to require us to redeem our Series B Preferred Stock and we are not permitted to pay the redemption price in shares of common stock or cannot pay the redemption price in full because of the 10,000,000 share limit, we may not have enough funds to pay the redemption price in cash for all tendered shares of our Series B Preferred Stock. If we are unable to redeem all of our Series B Preferred Stock submitted for redemption:

•	we must redeem a pro rata amount from each holder of our Series B Preferred Stock;

•	the redemption price for any shares not redeemed as required would increase to 108% of the stated value of the Series B Preferred Stock plus accrued dividends;

•	in addition to any dividends required to be paid on our Series B Preferred Stock, the unpaid portion of the redemption price would accrue interest at the rate of 8.0% per annum, payable monthly in cash; and

•	the holders of our Series B Preferred Stock holding in the aggregate at least a majority in interest of the then outstanding Series B Preferred Stock, would have the right to demand a stockholders’ meeting and, at such meeting the holders of our Series B Preferred Stock would have the right to elect an additional director to the Board of Directors.

We may issue additional shares of common stock that may dilute the value of our common stock and adversely affect the market price of our common stock.
      In addition to the approximately 127,500,000 shares of our common stock that currently are outstanding, we may issue additional shares of common stock in the following scenarios:

•	approximately 2,626,000 shares of common stock may be required to be issued pursuant to our issued and outstanding stock options;

•	approximately 16,114,000 shares of common stock may be issued in connection with the exercise of warrants that were issued to the purchasers under the standby purchase agreement;

•	approximately 807,000 shares of common stock may be required to be issued upon the exercise of warrants that will be outstanding until our Senior Accreting Notes due 2009 are repaid in full;

•	15,000,000 shares of common stock may be issued pursuant to our 2005 Stock Incentive Plan;

•	approximately 7,060,000 shares of common stock may be issued pursuant to other securities exercisable or convertible into shares of common stock; and

•	a significant number of additional shares of common stock may be issued for financing, the payment of dividends or other purposes.

      A large issuance of shares of common stock in any or all of the above scenarios will decrease the ownership percentage of current outstanding stockholders and will likely result in a decrease in the market price of our common stock. Any large issuance may also result in a change in control of DDi.

We have issued shares of preferred stock with greater rights than our common stock and may issue additional shares of preferred stock in the future.
      We currently are permitted under our certificate of incorporation to issue up to 10,000,000 shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from the holders of our common stock. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. As of September 27, 2005, we had outstanding 1,000,000 shares of Series A Preferred Stock, which is entitled to a liquidation preference only to the extent we receive any distribution from DDi Europe Limited, and 428,973 shares of Series B Preferred Stock. These shares of preferred stock have rights senior to our common stock with respect to dividends and liquidation. In addition, our Series B Preferred Stock may be converted into shares of our common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price of our common stock.

Holders of our Series B Preferred Stock have the right to convert their preferred stock into common stock and to receive dividends payable in common stock which could cause significant dilution to holders of our common stock.
      The holders of our Series B Preferred Stock have the right to convert the principal amount of their shares into shares of our common stock. In addition, we have the option of paying the redemption price for and dividends on our Series B Preferred Stock in shares of our common stock. Shares issued as dividends or redemption payments are issued at a 5% discount applied to the volume-weighted average market price over the 20 trading days prior to the payment date. The holders of our Series B Preferred Stock also have anti-dilution protections. The conversion price of our Series B Preferred Stock is subject to weighted average anti-dilution provisions whereby, if we issue shares in the future for consideration below the existing conversion price ($2.88 as of the date hereof), then (with certain exceptions, including the issuance of common stock as payment of dividends or redemption payments on our Series B Preferred Stock) the conversion price for our Series B Preferred Stock would automatically be decreased, allowing the holders of our Series B Preferred Stock to receive additional shares of common stock upon conversion. The additional shares issuable upon conversion will be treated as a beneficial conversion feature, not to exceed the carrying value of the Series B Preferred Stock, to the holder of the Series B Preferred Stock initially recorded as a reduction to the carrying value of the Series B Preferred Stock and an increase to paid-in-capital. This beneficial conversion feature will then be accreted to the Series B Preferred Stock over its remaining term as a reduction of earnings available to common shareholders. The issuance of additional shares of common stock pursuant to the terms of our Series B Preferred Stock will cause substantial dilution to the holders of our common stock, if converted by the holders of our Series B Preferred Stock. Further, subsequent sales of the shares in the public market could depress the market price of our stock by creating an excess in supply of shares for sale. Issuance of these shares and sale of these in public market could also impair our ability to raise capital by selling equity securities.
Risks associated with our operations:

We may need additional capital in the future and it may not be available on acceptable terms, or at all.
      Looking ahead at long-term needs, we may need to raise additional funds for the following purposes:

•	to fund working capital requirements for future growth that we may experience;

•	to enhance or expand the range of services we offer;

•	to increase our sales and marketing activities;

•	to respond to competitive pressures or perceived opportunities, such as investment, acquisition and international expansion activities; or

•	to fund our remaining obligations to redeem our Series B Preferred Stock.
      If such funds are not available when required or on acceptable terms, our business and financial results could suffer.

The terms of our lending arrangements and outstanding Series B Preferred Stock may restrict our financial and operational flexibility.
      The terms of our indebtedness and our Series B Preferred Stock restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with other persons or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all or our assets. Further, DDi Capital and Dynamic Details Incorporated, our wholly-owned indirect subsidiaries, are also required to maintain specific financial ratios and satisfy certain financial condition tests. Our subsidiaries’ ability to meet those financial ratios and tests can be affected by events beyond the subsidiaries’ control, and there can be no assurance that they will meet those tests. Substantially all of our assets and our subsidiaries’ assets are pledged as security under our senior credit facility.

If the demand for our customers’ products declines, demand for our products will be similarly affected and our revenues, gross margins and operating performance will be adversely affected.
      Our customers that purchase printed circuit board engineering and manufacturing services from us are subject to their own business cycles. Some of these cycles show predictability from year to year. However, other cycles, are unpredictable in commencement, depth and duration. A downturn or any other event leading to additional excess capacity will negatively impact our revenues, gross margins and operating performance.
      We cannot accurately predict the continued demand for our customers’ products and the demands of our customers for our products and services. As a result of this uncertainty, our past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows.
      We maintain our production facilities at less than full capacity to retain our ability to respond to additional quick-turn orders. However, if these orders are not received, we could experience losses due to excess capacity. Whenever we experience excess capacity, our sales revenue may be insufficient to fully cover our fixed overhead expenses and our gross margins will decline. Conversely, we may not be able to capture all potential revenue in a given period if our customers’ demands for quick-turn services exceed our capacity during that period.

Unless we are able to respond to technological change at least as quickly as our competitors, our services could be rendered obsolete, which would reduce our revenue and operating margins.
      The market for our services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet evolving customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We are more leveraged than some of our principal competitors, and therefore may not have the financial flexibility to respond to technological changes as quickly as these competitors.
      In addition, the printed circuit board engineering and manufacturing services industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that any investments in new technologies will result in commercially viable technological processes.

We may experience significant fluctuation in our revenue because we sell primarily on a purchase order basis, rather than pursuant to long-term contracts.
      Our operating results fluctuate because we sell on a purchase-order basis rather than pursuant to long-term contracts, and we expect these fluctuations to continue in the future. We are therefore sensitive to variability in demand by our customers. Because we time our expenditures in anticipation of future sales, our operating results may be less than we estimate if the timing and volume of customer orders do not match our expectations. Furthermore, we may not be able to capture all potential revenue in a given period if our customers’ demand for quick-turn services exceeds our capacity during that period. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Because a significant portion of our operating expenses are fixed, even a small revenue shortfall can have a disproportionate effect on our operating results. It is possible that, in future periods, our results may be below the expectations of public market analysts and investors. This could cause the market price of our common stock to decline.

We rely on a core group of significant customers for a substantial portion of our net sales, and a reduction in demand from, or an inability to pay of, this core group could adversely affect our total revenue.
      Although we have a large number of customers, net sales to our largest customer accounted for approximately 7.7% of our net sales for the six months ended June 30, 2005. Net sales to our ten largest customers accounted for approximately 34.9% of our net sales during the same period. We may depend upon a core group of customers for a material percentage of our net sales in the future. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. We cannot assure you that significant customers will order services from us in the future or that they will not reduce or delay the amount of services ordered. Any reduction or delay in orders could negatively impact our revenues. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations would be adversely affected.

We are subject to intense competition, and our business may be adversely affected by these competitive pressures.
      The printed circuit board industry is highly fragmented and characterized by intense competition. We principally compete with independent and captive manufacturers of complex quick-turn and longer-lead printed circuit boards. Our principal competitors include other established public companies, smaller private companies and integrated subsidiaries of more broadly based volume producers that also manufacture multi-layer printed circuit boards and other electronic assemblies. We also expect that competition will increase as a result of industry consolidation. Some of our principal competitors are less highly-leveraged than us and may have greater financial and operating flexibility.
      For us to be competitive in the quick-turn sector, we must maintain a large customer base, a large staff of sales and marketing personnel, considerable engineering resources and proper tooling and equipment to permit fast turnaround of small lots on a daily basis.

If Asian based production capabilities increase in sophistication, we may lose market share and our gross margins may be adversely affected by increased pricing pressure.
      Price competition from printed circuit board manufacturers based in Asia and other locations with lower production costs may play an increasing role in the printed circuit board markets in which we compete. While printed circuit board manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, they are expanding their manufacturing capabilities to produce higher layer count, higher technology printed circuit boards. In the future, competitors in Asia may be able to effectively compete in our higher technology markets, which may force us to lower our prices, reducing our gross margins or decreasing our net sales.

Defects in our products could result in financial or other damages to our customers, which could result in reduced demand for our services and liability claims against us.
      Defects in the products we manufacture, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Defects in our products could result in financial or other damages to our customers. Our sales terms and conditions generally contain provisions designed to limit our exposure to product liability and related claims; however, competing terms and provisions of our customers or existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability claims made against us, even if unsuccessful, would be time consuming and costly to defend. Although we maintain a warranty reserve, this reserve may not be sufficient to cover our warranty or other expenses that could arise as a result of defects in our products.

If we are unable to protect our intellectual property or infringe or are alleged to infringe others’ intellectual property, our operating results may be adversely affected.
      We primarily rely on trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken to protect our intellectual property rights will prevent unauthorized use of our technology. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our proprietary technology.
      We may become involved in litigation in the future either to protect our intellectual property or in defense of allegations that we infringe others’ intellectual property rights. These claims and any resulting litigation could subject us to significant liability for damages and invalidate our property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management’s time and attention. Any potential intellectual property litigation alleging our infringement of a third-party’s intellectual property also could force us or our customers to:

•	stop producing products that use the intellectual property in question;

•	obtain an intellectual property license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that use the technology in question.
      The costs to us resulting from having to take any of these actions could be substantial and our operating results could be adversely affected.

Complying with applicable environmental laws requires significant resources, and if we fail to comply, we could be subject to substantial liability.
      Our operations are regulated under a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use in our manufacturing process materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. Our efforts to comply with applicable environmental laws require an ongoing and significant commitment of our resources. Over the years, environmental laws have become, and may in the future become, more stringent, imposing greater compliance costs on us. In addition, because we are a generator of hazardous wastes and our sites may become contaminated, we may be subject to potential financial liability for costs associated with an investigation and any remediation of such sites. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium, waste water which contains heavy metals, acids, cleaners and conditioners, and filter cake from equipment used for on-site waste treatment.
      Violations of environmental laws could subject us to revocation of the environmental permits we require to operate our business. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby negatively impacting revenues and potentially causing the market price of our common stock to decline. Additionally, if we are liable for any violation of environmental laws, we could be required to undertake expensive remedial actions and be subject to additional penalties.

Several of our officers and directors are named defendants in a securities class action complaint which could divert management attention and result in substantial indemnification costs.
      Certain of our current and former officers and directors have been named as defendants in a securities class action lawsuit. Under Delaware law and our certificate of incorporation, we must indemnify our current and former officers and directors to the fullest extent permitted by law. The indemnification covers any expenses and/or liabilities reasonably incurred in connection with the investigation, defense, settlement or appeal of legal proceedings. The obligation to provide indemnification does not apply if the officer or director is found to be liable for fraudulent or criminal conduct. For the period in which the claims were asserted, we had in place director and officer’s liability insurance policies. We are unable to estimate what our indemnification liability in these matters may be. If our director’s and officer’s liability insurance policies do not adequately cover our expenses related to this class action lawsuit, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our financial condition, cash flows or results of operations. In addition, this lawsuit could divert management attention from our day-to-day operations, which could have a material adverse effect on our business.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.
      Our future success will depend to a significant degree upon the continued contributions of our key management, marketing, technical, financial, accounting and operational personnel, including Bruce D. McMaster, our President and Chief Executive Officer. None of our key employees has entered into an employment agreement or other similar arrangement, with the exception of a non-solicitation agreement between Bruce D. McMaster and us. The loss of the services of one or more key employees could have a material adverse effect on our results of operations. We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled managerial and technical resources. Competition for such personnel is intense. There can be no assurance that we will be successful in attracting and retaining such personnel. In addition, recent and potential future facility shutdowns and workforce reductions may have a negative impact on employee recruiting and retention.

Our manufacturing processes depend on the collective industry experience of our employees. If these employees were to leave and take this knowledge with them, our manufacturing processes may suffer, and we may not be able to compete effectively.
      Other than our trade secret protection, we rely on the collective experience of our employees to ensure that we continuously evaluate and adopt new technologies in our industry. If a significant number of employees involved in our manufacturing processes were to leave our employment and we are not able to replace these people with new employees with comparable experience, our manufacturing processes may suffer as we may be unable to keep up with innovations in the industry. As a result, we may not be able to continue to compete effectively.

The trading price of our common stock may continue to be volatile.
      The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, announcements of technological innovations that impact our services, customers, competitors or markets, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industries, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions. In addition, our common stock is listed on the Nasdaq National Market. Limited trading volume of our common stock could affect the trading price by magnifying the effect of larger purchase or sale orders and could increase the trading price volatility in general. No prediction can be made as to future trading volumes of our common stock on the Nasdaq National Market.

We may in the future seek to raise funds through equity offerings, or there may be other events which could have a dilutive effect on our stock.
      In the future, we may seek to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire such securities or our common stock. In any such case, the result could ultimately be dilutive to our common stock by increasing the number of shares outstanding.
      We have outstanding warrants that are exercisable for 807,090 shares of our common stock. The shares issuable upon exercise of the warrants may increase subject to anti-dilutive rights which we granted to the warrant holders. The warrants are held in an escrow account until December 12, 2005 and are subject to reduction or termination and will be terminated and not exercisable at the time that our Senior Accreting Notes due 2009 are repaid if such repayment occurs prior to December 12, 2005. DDi Capital Corp. irrevocably called for redemption the Senior Accreting Notes due 2009, effective October 21, 2005, but no assurance can be given that the redemption will occur.
      In addition, we issued to the purchasers under the standby purchase agreement warrants to purchase an aggregate of approximately 16,144,000 shares of our common stock. We also have issued options to purchase an aggregate of 2,125,517 shares of our common stock under our 2003 Management Equity Incentive Plan that currently are outstanding and 500,000 shares of common stock under our 2003 Directors Equity Incentive Plan that are currently outstanding. We may issue options to purchase 100,000 shares of our common stock under our 2003 Directors Equity Incentive Plan.

      At our annual stockholders’ meeting in 2005, our stockholders approved our 2005 Stock Incentive Plan. As a result, we will not make any additional grants with respect to the 2,565,650 shares of common stock that remain available for grant under our 2003 Management Equity Incentive Plan. However, our stockholders may suffer further dilution from our 2005 Stock Incentive Plan, because 15,000,000 shares of common stock are available for potential compensatory awards under our 2005 Stock Incentive Plan, which equals 11.8% of the outstanding shares of our common stock as of the date of this prospectus (subject to adjustment as provided for in our 2005 Stock Incentive Plan).
      If these options or warrants to purchase our common stock are exercised or other equity interests are granted under our 2003 Directors Equity Incentive Plan and our 2005 Stock Incentive Plan or under other plans adopted in the future, such equity interests will have a dilutive effect on our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included in this prospectus relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements.
      Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue,” “may,” “could” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our expectations will be realized.
      In addition to the factors and other matters discussed under the caption “Risk Factors” in this prospectus, some important factors that could cause actual results or outcomes for DDi Corp. or our subsidiaries to differ materially from those discussed in forward-looking statements include:

•	changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the electronics industry;

•	our ability to sustain historical margins as the industry develops;

•	increased competition;

•	increased costs;

•	our ability to retain key members of management;

•	adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and

•	other factors identified from time to time in our filings with the Securities and Exchange Commission.
      Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors.
      We may be unable to achieve the future results covered by the forward-looking statements. The statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply. See “Risk Factors.” Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

USE OF PROCEEDS
      We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.
      We will pay all expenses incurred by the selling stockholders in disposing of the shares, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders. We also will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our independent accountants.

SELLING STOCKHOLDERS
      The following table sets forth, to our knowledge, certain information about the selling stockholders as of September 27, 2005.
      We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. Assuming that the selling stockholders will sell all of the securities covered by this prospectus, no selling stockholder named in the table below will beneficially own 1% or more of our common stock after giving effect to such sales.
      However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of		Shares of
	Common	Shares of	Common
	Stock	Common	Stock
	Owned	Stock That	Owned
	Prior to the	May be	After the
Name of Selling Stockholder(1)	Offering(2)	Offered(2)	Offering

Capital Ventures International	347,221	347,221	—
Cohanzick Absolute Return Master Fund, Ltd.	23,551	23,551	—
Contrarian Equity Fund, L.P.	323,669	323,669	—
Deutsche Bank, AG London Branch	4,565,755	2,800,966	1,764,789
Isotope Limited(3)	810,194	810,194	—
Manchester Securities Corporation	1,157,415	1,157,415	—
Portside Growth and Opportunity Fund(4)	1,157,415	1,157,415	—
RCG Latitude Master Fund, Ltd.(5)	578,691	578,691	—
Topaz Partners	347,221	347,221	—

(1)	The term “selling stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other related non-sale transaction.

(2)	Represents shares of common stock held by such selling stockholder and shares of common stock into which the Company’s outstanding shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock are convertible. Each share of Series B-1 Preferred Stock and Series B-2 Preferred Stock is currently convertible into approximately 16.45833 shares of common stock at the conversion price of $2.88 per share. The conversion price, and therefore, the number of shares of common stock issuable upon conversion of the Series B-1 Preferred Stock and Series B-2 Preferred Stock, is subject to adjustment under certain circumstances. In addition, the Series B-1 Preferred Stock and the Series B-2 Preferred Stock also accrues dividends on the original issue price at the rate of 6% per annum. The dividends are payable in certain circumstances in additional shares of common stock. Accordingly, the aggregate number of shares of common stock into which the Series B-1 Preferred Stock and Series B-2 Preferred Stock are convertible may increase.
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(3)	Amaranth Advisors L.L.C. is the trading advisor for each of Amaranth LLC (“Amaranth”) and Amaranth Global Equities Master Fund Limited (“Global”) and has been granted investment discretion over Amaranth’s and Global’s portfolio investments, including the 757,100 shares of our common stock currently held by them. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Securities held for each of Amaranth and Global. Amaranth Advisors L.L.C. is the trading advisor for Isotope Limited.

(4)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(5)	Ramius Capital is the investment adviser of RCG Latitude Master Fund, Ltd. (“Latitude”) and consequently has voting control and investment discretion over securities held by Latitude. Ramius Capital disclaims beneficial ownership of the shares held by Latitude. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
      None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.
Broker-Dealer and Other Affiliations
      Isotope Limited, one of the selling stockholders, is affiliated with Amaranth Securities L.L.C. and Amaranth Global Securities Inc., both registered broker-dealers and members of the National Association of Securities Dealers, Inc. (the “NASD”). Isotope Limited acquired the shares offered for resale under this prospectus in the private placement of the Company’s Series B-1 Preferred Stock and for resale in its ordinary course of business. Amaranth Securities L.L.C. and Amaranth Global Securities Inc. do not have agreements, arrangements or understandings with any other persons, either directly or indirectly, to dispose of the Company’s securities. Neither of such broker-dealers is authorized by the NASD to engage in securities offerings either as an underwriter or selling group participant and neither of such broker-dealers actually engages in any such activity.
      The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. Ramius Securities, LLC, an NASD member, is an affiliate of Ramius Capital Group, LLC. However, Ramius Securities, LLC will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.
      The investment advisor to RCG Latitude Master Fund, Ltd. is Ramius Capital Group, LLC. Ramius Securities, LLC, an NASD member, is an affiliate of Ramius Capital Group, LLC. However, Ramius Securities, LLC will not sell any shares purchased in this offering by RCG Latitude Master Fund, Ltd. and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

PLAN OF DISTRIBUTION
      The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e) privately negotiated transactions;

(f) short sales;

(g) through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h) through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

(i) one or more underwritten offerings on a firm commitment or best efforts basis;

(j) any combination of any of these methods of sale; and

(k) any other manner permitted by law.
      The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.
      The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.
      From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling securityholder takes such actions, the number of securities offered under this prospectus on behalf of such selling securityholder will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.
      To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling securityholder and/or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
      The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.
      A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.
      The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
      We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
      The securities offered hereby were originally issued or are issuable to the selling stockholders (a) upon conversion of outstanding shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock; (b) as payment for dividends on the Series B-1 Preferred Stock and Series B-2 Preferred Stock; and (c) upon redemption of the Series B-1 Preferred Stock and Series B-2 Preferred Stock previously issued by us to institutional investors in a private placement completed in March 2004. We agreed to register the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling stockholders have sold all of the securities. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.
      We will not receive any proceeds from sales of any securities by the selling stockholders.
      We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.
LEGAL MATTERS
      Certain legal matters have been passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California.
EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of DDi Corp. (Successor Company or Reorganized Company) and the consolidated financial statements of DDi Corp. (Predecessor Company), incorporated in this prospectus by reference to the DDi Corp. Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to the Company’s emergence from bankruptcy and the adoption of fresh start accounting as of November 30, 2003 as described in Notes 1, 3 and 4 of the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE
      The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the termination of the offering. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed on March 16, 2005, as amended by Amendment No. 1 on Form 10-K/A, filed on August 18, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 5, 2005;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 filed on August 9, 2005;

•	our Current Reports on Form 8-K filed with the SEC on January 12, 2005, February 10, 2005, February 14, 2005, March 1, 2005, March 4, 2005, May 9, 2005, May 31, 2005, June 3, 2005, June 24, 2005, June 24, 2005, July 13, 2005, August 10, 2005, August 25, 2005, September 8, 2005 and September 22, 2005;

•	Our Current Reports on Form 8-K/A filed with the SEC on August 2, 2005 and September 23, 2005; and

•	the description of our common stock, $0.001 par value, set forth in the Form 8-A/ A (File No. 000-30241) Registration Statement filed with the Securities and Exchange Commission on January 20, 2004, including any amendment or report filed for the purpose of updating such description.
      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
      You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address and telephone number:
Timothy J. Donnelly
Vice President and General Counsel
DDi Corp.
1220 Simon Circle
Anaheim, California 92806
(714) 688-7200
      We maintain an internet site at http://www.ddiglobal.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-3 (File No. 333-128189) for the common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.
      You can read the information filed by us with the Securities and Exchange Commission, including the registration statement, over the Internet at the Securities and Exchange Commission’s Web site at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.
      You may request a copy of our filings with the Securities and Exchange Commission, at no cost, by writing or telephoning us at the following address:
Timothy J. Donnelly
Vice President and General Counsel
DDi Corp.
1220 Simon Circle
Anaheim, California 92806
(714) 688-7200